Mail Stop 3561

 						August 11, 2005

Mr. Stephen Billingham
Finance Director
British Energy Limited
1 Sheldon Square
Paddington
London, England W2 6TT

	Re:	British Energy Limited
      Form 20-F for Fiscal Year Ended March 31, 2004
		Filed September 30, 2004
		File No. 1-14990


Dear Mr. Billingham:

	We have completed our review of your Form 20-F and related filings and have no further comments at this time.

								Sincerely,


								George Ohsiek
      Branch Chief